September 6, 2016

VIA EDGAR AND UPS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:                                         Mr. Jim B. Rosenberg

Re:                             Adaptimmune Therapeutics plc

Form 20-F for the Transition Period From July 1, 2015 to December 31, 2015

Filed March 17, 2016

Form 8-K dated July 8, 2016

Filed July 8, 2016

File No. 001-37368

Dear Mr. Rosenberg, Mr. Brunhofer and Ms. Nakada:

Adaptimmune Therapeutics plc (the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated September 2, 2016 (the “Comment Letter”) with regards to the Company’s Transition Report on Form 20-F for the period from July 1, 2015 to December 31, 2015 filed with the Commission on March 17, 2016 (the “Form 20-F”) and the Form 8-K dated July 8, 2016 (the “Form 8-K”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the response of the Company.

Comment 1

We acknowledge your response related to ASC 605-25-50-2e in prior comment 2. Although you disclose the factors you assess in determining selling price in your policy note disclosure, it is not clear from your proposed revised disclosure here that you apply your best estimate of selling price for this contract. Please revise your proposed disclosure to be provided in future periodic reports to highlight that you used your best estimate of selling price as well as the information you provide in the last sentence of your response on this disclosure requirement on page 7 of your letter.

Response

We note the Staff’s comments above and have revised our proposed disclosure to be provided in future periodic reports to highlight that the Company has used its best estimate of selling price and that, in determining this best estimate, the Company considered internal pricing objectives it used in negotiating the GlaxoSmithKline (GSK) Collaboration and License Agreement (the “GSK Collaboration and License Agreement”) together with internal data regarding the cost of providing the development services for each deliverable.

The Company proposes that the revised disclosures in Schedule A be included in its next quarterly report on Form 10-Q and its next annual report on Form 10-K and will then update this disclosure as appropriate in subsequent filings.

Comment 2

We acknowledge your response related to ASC 605-25-50-2c and 50-2g in prior comment 2. Please revise your proposed revised disclosure to be provided in future periodic reports to specify that you use the proportional performance method to systematically recognize revenue over your performance period, consistent with your response on page 8.

Response

We note the Staff’s comments above and have further revised the proposed disclosure to be provided in future periodic reports to specify that the Company uses the proportional performance method to systematically recognize revenue over its performance period.

The Company proposes that the revised disclosures in Schedule A be included in its next quarterly report on Form 10-Q and its next annual report on Form 10-K and will then update this disclosure as appropriate in subsequent filings.

Comment 3

We acknowledge your response related to ASC 605-28-50-2c in prior comment 2. Please explain to us the apparent inconsistency when you indicate in your response that the remaining milestones do not meet the definition of milestones under ASC 605-28-20 because they are triggered by the performance of GSK yet:

•                  you previously disclosed in Note 3 that you were entitled to future milestone payments based on the achievement of specified development and commercialization milestones by either you or GSK;

•                  your proposed revised disclosure for Note 3 indicates that you are “entitled to further non-substantive milestone payments based on the achievement of specified development milestones by the Company;” and

•                  Section 8.2 of the Collaboration and License Agreement dated May 30, 2014 indicates that you may achieve relevant milestones that would result in a milestone fee.

To the extent you have milestones that meet the definition under ASC 605-28-20 and are substantive as per ASC 605-28-25-2, tell us how so and provide us proposed revised disclosure to be included in future filings that complies with ASC 605-28-50-2.b.

Response

We note the Staff’s comments and would like to add clarification to our previous response. We respectfully advise the Staff that the milestone payments in the GSK Collaboration and License Agreement consist of:

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•                  Milestone payments which are based on the development efforts of the Company in relation to the development of a therapeutic candidate to a target prior to GSK exercising its option for an exclusive license.  These are primarily funding in nature and we consider these milestones to be non-substantive (as discussed in our previous response related to ASC 605-28-50-2c in comment 2 in the letter from the Staff dated August 5, 2016). These include milestone payments already received and future milestone payments to be received.

•                  Milestone payments which may be achieved based on the performance of GSK after GSK has exercised its option for an exclusive license. For further clarification, the development of the therapeutic candidate(s) to the targets after the exercise of the option for the exclusive license is the sole responsibility of GSK and the Company has no obligation to provide ongoing development services. Furthermore, GSK has control over the development process and can determine how and whether to further develop any therapeutic candidate(s) to a target.  The Company considers that these milestones are not within the scope of ASC 605-28 because they rely on the performance of the counterparty.

We respectfully advise the Staff that Section 8.2 and Schedule 2 of the GSK Collaboration and License Agreement and our previous disclosures in Note 3 to our Financial Statements refer collectively to all the milestones that result in milestone fees including both those which may be achieved based on the performance of the Company prior to the option being exercised and those which will be achieved subsequent to the option being exercised based on the performance of GSK.  In our revised disclosures we attempted to make this distinction clearer by separating the disclosures of milestone payments into those which are non-substantive and a result of performance of the Company and those which are a result of the performance of GSK.

We also highlight to the Staff that Schedule 2 is not explicit in whether the achievement of a milestone is a consequence of the performance of the Company or GSK, as this will depend on the timing of the exercise of the option by GSK. Therefore the Company has used its best judgment in making this determination.

The Company acknowledges the Staff’s position that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  it is the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We hope that these responses adequately address the Staff’s comments.  If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact me at (215) 825-9260.

Sincerely,

/s/ Adrian Rawcliffe
Adrian Rawcliffe
Chief Financial Officer
Adaptimmune Therapeutics plc

Cc:	James Noble, Chief Executive Officer
Margaret Henry, Corporate Secretary
David S. Bakst (Mayer Brown LLP)

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Appendix A

The Company proposes the following revised disclosures for revenue recognition in its next quarterly report on Form 10-Q and its next annual report on Form 10-K and will then update this disclosure as appropriate in subsequent filings. The changes from those previously proposed in our previous response are shown below in bold type with new wording bolded and underlined.

Note 2(n)                                             Revenue

Revenue is recognized when earned and realized or realizable, which is generally when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable, and collectability is reasonably assured. Where applicable, all revenues are stated net of value added and similar taxes.

The Company’s revenue currently arises from a Collaboration and License Agreement with GSK entered into in June 2014 and amended in February 2016 (the “GSK Collaboration and License Agreement”), which requires the Company to provide multiple deliverables to the customer. The Company recognizes revenue for arrangements with multiple deliverables by identifying the separable deliverables within the arrangement, whereby a deliverable is considered separable if it has value to the customer on a standalone basis.  Contingent deliverables, such as the right to nominate further development targets, which represent a substantive option (i.e. the customer is not required or compelled to purchase the optional products or services) and not priced at a significant and incremental discount are not considered to be a deliverable at inception of the arrangement.

The non-contingent arrangement consideration is allocated between the separate deliverables using the relative selling price.  The relative selling price is determined using vendor-specific objective evidence (VSOE), if available, third party evidence if VSOE is not available, or a best estimate of the standalone selling price if neither VSOE nor third party evidence is available.  The best estimate of the selling price is estimated after considering all reasonably available information, including market data and conditions, entity-specific factors such as the cost structure of the deliverable, internal profit and pricing objectives and the stage of development, if appropriate. Revenue allocated to each deliverable is recognized as that deliverable is delivered.  Where delivery occurs over time, revenue is systematically recognized over the period which the Company will be providing.

Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred revenue in the Company’s consolidated balance sheet. Amounts expected to be recognized as revenue within the 12 months following the balance sheet date (or within the operating cycle of three years at June 30, 2014) are classified as deferred revenue in current liabilities. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date (or within the operating cycle of three years at June 30, 2014) are classified as deferred revenue, less current portion.

Milestone payments which are non-refundable, non-creditable and contingent on achieving clinical milestones are recognized as revenues either on achievement of such milestones if the milestones are considered substantive or over the period the Company has continuing performance obligations, if the milestones are not considered substantive. When determining if a milestone is substantive, the Company considers the following factors:

•                  The degree of certainty in achieving the milestone

•                  The frequency of milestone payments

•                  The Company’s efforts, which result in achievement of the milestone

•                  The amount of the milestone payment relative to the other deliverables and payment terms, and

•                  Whether the milestone payment is related to future performance or deliverables.

Note 3 — Revenue

GSK Collaboration and License Agreement

Revenue represents recognized income from the GSK Collaboration and License Agreement.  The GSK Collaboration and License Agreement contains the following significant deliverables, which are separate accounting units: (i)  the development of, and option to obtain an exclusive license to, the Company’s NY-ESO SPEAR T-cells, and (ii) the development of, and option to obtain an exclusive license to a second target nominated by GSK.   In addition, GSK also has the right to nominate three additional target peptides, excluding those where the Company has already initiated development of a SPEAR T-cell candidate, which is not considered to be a deliverable at the inception of the arrangement because it represents a substantive option not priced at a significant and incremental discount.  The Company received an upfront payment of $42.1 million (£25 million) in June 2014 and has achieved various non-substantive development milestones resulting in milestone payments being received of $10.8 million and $7.2 million in the six months ended December 31, 2015 and the year ended June 30, 2015, respectively. The Company is entitled to further non-substantive milestone payments based on the achievement of specified development milestones by the Company.  When, and if, GSK exercises its option to obtain an exclusive license to a target, an option exercise fee will be payable and the Company will be entitled to further development and commercialization milestone~~s~~ payments based on achievement of specified milestones by ~~either the Company or~~ GSK. The non-contingent arrangement consideration was allocated between the separate deliverables using our best estimate of the relative selling price. In determining the best estimate, the Company considered internal pricing objectives it used in negotiating the GSK Collaboration and License Agreement together with internal data regarding the cost of providing services for each deliverable.

In addition to the development milestones, the Company is entitled to royalties from GSK on all GSK sales of TCR therapeutic products licensed under the agreement, varying between a mid-single-digit percentage and a low-double-digit percentage of net sales. No royalties have been received as at December 31, 2015. Sales milestones also apply once any TCR therapeutic covered by the GSK Collaboration and License Agreement is on the market.

The GSK Collaboration and License Agreement is effective until all payment obligations expire. The agreement can also be terminated on a collaboration program-by-collaboration program basis by GSK for lack of feasibility or inability to meet certain agreed requirements.

Both parties have rights to terminate the agreement for material breach upon 60 days’ written notice or immediately upon insolvency of the other party. GSK has additional rights to terminate either the agreement or any specific license or collaboration program on provision of 60 days’ notice to us. The Company also has rights to terminate any license where GSK ceases development or withdraws any licensed TCR therapeutic in specified circumstances.

In February 2016, the terms of the GSK Collaboration and License Agreement were expanded to accelerate the development of the Company’s NY-ESO SPEAR T-cells towards pivotal trials in synovial sarcoma, as well as the exploration of development of NY-ESO SPEAR T-cells in myxoid round-cell liposarcoma. The amendment also provides the opportunity for up to eight combination studies using NY-ESO SPEAR T-cells and increases the potential development milestones that the Company is eligible to receive.  These development milestones will be allocated to the separate standalone deliverables within the arrangement once the milestone is achieved.

The revenue recognized to date relates to the upfront fee and non-substantive development milestones payments received, which are being recognized using the proportional performance model in revenue systematically over the period in which the Company is delivering services under the GSK Collaboration and License Agreement, which is determined to be the period until GSK’s option to obtain licenses expires.  We regularly review and monitor the performance of the GSK Collaboration and License Agreement to determine the period over which we will be delivering services to GSK.  The Company recognized revenue of $8,979,000, $9,871,000, $825,000 and $nil in the six months ended December 31, 2015 and years ended June 30, 2015, 2014 and 2013, respectively.